UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

OR

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ___________

Commission file number 0-4090

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Analysts International Corporation Savings and Investment Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Analysts International Corporation
3601 West 76th Street
Minneapolis, MN 55435
(952) 835-5900

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements – Years Ended December 31, 2007 and December 31, 2006:

Statements of Net Assets Available for Plan Benefits	4

Statements of Changes in Net Assets Available for Plan Benefits	5

Notes to Financial Statements	6-9

Supplemental Schedules Furnished Pursuant to the Requirements of Form 5500:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10

Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2007	11

Signatures	12

Exhibit Index	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Plan Committee
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the Analysts International Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2007, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 27, 2008

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2007	2006

Cash – Pending Account	$0	$3,488
Participant directed investments, stated at market value	77,847,285	81,482,950
(See Notes F and G)

Non-participant directed investments, stated at market value	0	0
(See Note G)

Operating payable liability	(749)	0

Net assets available for benefits at fair value	77,846,536	81,486,438

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(6,781)	0

Net assets available for benefits	$77,839,755	$81,486,438

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2007	2006

Net assets available for plan benefits, beginning of year	$81,486,438	$77,868,054

Additions:
Investment income	4,834,798	4,425,775
Contributions by employer	515,783	343,538
Contributions by participants	6,091,520	6,604,689
Net (depreciation)/appreciation in market value of investments	842,687	3,730,429
	12,284,788	15,104,431
Deductions:
Distributions to participants	15,930,876	11,486,022
Loan fees	595	25
	15,931,471	11,486,047

Net (deductions)/additions	(3,646,683)	3,618,384

Net assets available for plan benefits, end of year	$77,839,755	$81,486,438

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006

The following description of the Analysts International Corporation (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

A.  Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  All security transactions are recorded on their trade date.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, mutual funds, and corporate stocks.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the participants’ accounts and statements of net assets available for plan benefits.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments.  Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are valued at the outstanding loan balances.

The Wachovia Diversified Stable Value Fund is a stable value fund that is a commingled pool of the Wachovia Diversified Stable Value Trust for Employee Benefit Plans.  The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The Wachovia Diversified Stable Value Fund accounts for its investment contracts in accordance with the Financial Accounting Standards Board (FASB) Staff Position, FASP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  The FSP requires that certain investment companies report all investment contracts at fair value.  However, the FSP allows for fully-benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments be included in the calculation of an investment company’s net asset value.  The Wachovia Diversified Stable Value Fund’s investment contracts are fully benefit-responsive and accordingly, such investments contracts have been adjusted to contract value in the accompanying financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards No. 157, (“SFAS No. 157”), Fair Value Measurements.  This statement establishes a consistent framework for measuring fair value and expands disclosures on fair value measurements.  The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its nets assets available for benefits and changes in net assets available for benefits.

B.  The Plan

The Plan became effective January 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants.  An employee of the Company becomes eligible for the Plan upon commencement of active service.

The Plan is funded primarily by employee contributions.  Eligible employees may contribute up to 50% of their gross annual wages for pre-tax saving contributions.  Participants may choose to increase their contributions automatically at pre-designated intervals.   Highly-compensated employees’ contributions are limited based on discrimination testing performed.  In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Plan participants may choose to invest their pre-tax saving contributions in one or more of nineteen investment options offered by Wachovia, PIMCO, Goldman Sachs, Julius Baer, T Rowe Price, Templeton, American Funds, AIM Capital Development, American Beacon, Columbia, JennDry Jenn and/or the AIC Common Stock Fund.  The fund choices include Wachovia Diversified Stable Value Fund, PIMCO Total Return Fund, American High Income Trust, T Rowe Price Ret Income Fund, T Rowe Price Ret 2010 Fund, T Rowe Price Ret 2020 Fund, T Rowe price Ret 2030 Fund, T Rowe Price Ret 2040 Fund, T Rowe Price Ret 2050 Fund, American Beacon Large Cap Value Fund, Wachovia Equity Index Trust, The Growth Fund of America, AIM Capital Development Fund, Goldman Sachs Mid Cap Value Fund, Templeton Growth Fund, Columbia Small Cap Value Fund I, Jennison Small Co Fund, Julius Baer International Equity A Fund and Analysts International Corporation (AIC) Common Stock Fund.

On December 1, 2007, Wachovia Investments was designated as the Plan’s trustee and custodian, succeeding Mercer Trust Company.  As a result of the change in trustees, certain investment funds available in 2006 were no longer available.  Funds added in 2007 include all of the above mentioned funds except for AIC Common Stock Fund, PIMCO Total Return Fund and Julius Baer International Equity Fund, which were available prior to 2007.  Upon the change of Plan trustee from Mercer Trust Company to Wachovia Investments, all participant investment accounts were transferred and reinvested in funds available to the Plan under Wachovia Investments that had similar fund objectives and strategies.

Participant loans are made in compliance with federal regulations in effect at the time of the loan.  The loan origination fee is paid directly to the trustee and is withdrawn directly from the participant’s account at the date of the loan issue.  Participant loans outstanding, included in investments, amounted to $784,707 at December 31, 2007, and $733,674 at December 31, 2006.

The Plan provides for employer matching contributions where the employer matches 18% on the first 15% of employee's pre-tax saving contributions, provided the employee has been employed by the employer for one year or more and is not a highly compensated employee as defined by federal tax laws.  The employer matching contributions are initially invested in the AIC Common Stock Fund, but participants are able to reallocate the employer match among each of the nineteen investment options in the Plan.

A participant's interest in the employer matching contribution vests at a rate of 20% per year after one year of service with 100% vesting after five years.  Any non-vested portion of employer matching contributions to the accounts of participants who withdraw from the Plan are forfeited in compliance with federal regulations and used by the employer to reduce future matching contributions.  The Plan’s forfeiture balance was $102,159 as of December 31, 2007.  Amounts forfeited by employees that were applied to matching contributions totaled $0 in 2007 and $171,350 in 2006.

To receive distributions or withdrawals, participants contact Wachovia and fill out a request.  For participants who have terminated their employment, balances under $1,000 are automatically distributed within 90 days.

Although the Company has not expressed intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in ERISA.  If the Plan is terminated, no further contributions will be made and participants would become 100% vested in their entire account balance.  The trustee will continue to hold the funds and make distributions as if the Plan had not terminated.

C.  Trustee and Administration of the Plan

Mercer Trust Company served as the Plan’s trustee and custodian from January 1, 2007 through November 30, 2007.  On December 1, 2007, the Plan designated Wachovia Investments as the new trustee and custodian of the Plan.  Goldman Sachs, Julius Baer, T Rowe Price, Templeton, American Funds, AIM Capital Development, American Beacon, Columbia, JennDry Jenn and PIMCO Funds hold investments of the Plan on behalf of the trustee.  The Company has established a Savings and Investment Plan Committee for the general administration of the Plan.  The Company pays the trustee fees on behalf of the Plan.

D.  Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Wachovia Investments.  These transactions qualify as exempt party-in-interest transactions.

At December 31, 2007 and December 31, 2006, the Plan held 1,613,773 and 1,632,815 shares, respectively, of common stock of Analysts International Corporation, the sponsoring employer, with a cost basis of $2,119,091 and $9,210,592 respectively.  During the years ended December 31, 2007 and December 31, 2006, the Plan did not record dividend income from this stock.

E.  Internal Revenue Service Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan was designed in accordance with applicable Internal Revenue Code requirements.  The Plan has been amended since receiving the determination letter, however, the Company believes the Plan is designed and is currently being operation in compliance with the applicable sections of the Internal Revenue Code.  The Plan’s sponsor is committed to correcting all operational errors, if any, to maintain the Plan's qualified tax status.  The Company believes that the Plan will retain its tax qualification status, and accordingly no tax liability has been accrued.

F.  Investments

Investments Greater than 5% of Plan Net Assets as of December 31, 2007

	December 31,	December 31,
	2007	2006

Investments at market value:
Putnam Money Market Fund	*	5,240,950
Putnam Voyager Fund	*	16,301,519
Vanguard 500 Index Admiral Shares Fund	*	5,518,215
Neuberger Berman Genesis Trust Fund	*	4,970,555
Baron Small Cap Fund	*	6,591,161
Julius Baer International Equity A Fund	15,174,672	13,994,014
Van Kampen Growth & Income Fund	*	12,600,041
PIMCO Total Return Fund	4,190,231	<5%
American Beacon Large Cap Value Fund	11,077,589	*
Columbia Small Cap Value I Fund	4,728,527	*
The Growth Fund of American	13,934,443	*
Jenison Small Co Fund	6,463,357	*
Wachovia Diversified Stable Value Fund**	5,633,849	*
Wachovia Equity Index Trust	4,559,937	*

*Fund was not offered during time frame.
**Fund is at contract value.  The fair value is $5,640,630.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	December 31,	December 31,
	2007	2006

Mutual Funds	$1,379,681	$4,496,867
AIC Common Stock Fund	(536,994)	(766,438)

	$842,687	$3,730,429

G. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,	December 31,
	2007	2006
Net assets:
AIC Common Stock Fund – total	$2,485,210	$3,053,364
Less: AIC Common Stock Fund - participant directed	(2,485,210)	(3,053,364)

AIC Common Stock Fund - non-participant directed	$0	$0

	December 31,	December 31,
	2007	2006
Change in net assets:
Contributions by employer	$515,783	$343,538
Forfeitures transferred	0	171,350
Release of Funds to Participants	(515,783)	(514,888)

	$0	$0

H. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and December 31, 2006:

	2007	2006

Net assets available for benefits per the financial statements	$77,839,755	$81,486,438
Less: Deemed distribution activity	(70,559)	(100,260)

Net assets available for benefits per Form 5500	$77,769,196	$81,386,178

The following is a reconciliation of deemed distributions of loans per the financial statements to the Form 5500 for the year ended December 31, 2007:

2007

Deemed distribution of loans per the financial statements	$0
Deemed distribution activity	$(70,559)

Deemed distribution activity per the Form 5500	$(70,559)

Deemed distributions are recorded on the Form 5500 for active participants who defaulted on their loans and deemed to have taken a distribution of their loan amount.

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO
THE REQUIREMENTS OF FORM 5500

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN
EIN 41-0905408, PLAN# 001

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Number of		Current
	Shares	Cost	Value

Mutual Funds:
PIMCO Total Return Fund	272,707	(1)	4,190,231
American High Income Trust	253,686	(1)	3,192,685
T Rowe Price Ret Income Fund	20,782	(1)	276,395
T Rowe Price Ret 2010 Fund	70,146	(1)	1,132,861
T Rowe Price Ret 2020 Fund	86,501	(1)	1,528,477
T Rowe Price Ret 2030 Fund	76,473	(1)	1,450,685
T Rowe Price Ret 2040 Fund	40,398	(1)	772,416
T Rowe Price Ret 2050 Fund	25,310	(1)	264,996
American Beacon Large Cap Value Fund	497,199	(1)	11,077,589
The Growth Fund of America	415,705	(1)	13,934,443
AIM Capital Development Fund	3,318	(1)	60,883
Goldman Sachs Mid Cap Value Fund	3,024	(1)	107,791
Templeton Growth Fund	864	(1)	20,793
Columbia Small Cap Value Fund I	108,902	(1)	4,728,527
Jennison Small Co Fund	306,466	(1)	6,463,357
Julius Baer International Equity A Fund	347,724	(1)	15,174,672

Common Stock:
Analysts International Common Stock(2)	1,613,773	$2,119,091	2,485,210

Common/Collective Trust (CCT) Funds:
Wachovia Diversified Stable Value Fund (2) (3)	17,373	(1)	5,633,849
Wachovia Equity Index Trust (2) (3)	314,713	(1)	4,559,937

Promissory notes from participants(2)		784,707	784,707
Interest rates ranging from 4.5% to 9.0% with maturity dates through January 2012
		$2,903,798	$77,840,504

(1)  Cost is not required for participant directed investments
(2)  Known to be a party-in-interest.
(3)  Fund is at contract value

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, PART IV, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Identity of Party Involved	Description of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value of Assets on Transaction Date	Net Loss

Mercer Investments*	Purchases of AIC Stock	$625,918		$625,918	$625,918

Mercer Investments*	Sales of AIC Stock		$712,189	$770,500	$712,189	$(58,311)

Wachovia Investments*	Purchases of AIC Stock	$78,591		$78,591	$78,591

Wachovia Investments*	Sales of AIC Stock		$23,486	$24,603	$23,486	$(1,117)

*Known to be a party-in-interest.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

Date: June 27, 2008	By:	/s/ Walter Michels
Walter Michels, Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm